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                                                                                                     Exhibit 12(e)

                      Entergy New Orleans, Inc.
       Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                            December 31,
                                                1991        1992         1993         1994         1995          1996
Fixed charges, as defined:
  Interest on long-term debt                   $23,865      $22,934      $19,478      $16,382      $15,330       $14,787
  Interest on notes payable                       --           --           --            153          130           146
  Other interest charges                           793        1,714        1,016        1,027        1,723           890
  Amortization of expense and premium on
     debt-net(cr)                                  565          576          598          710          619           481
  Interest applicable to rentals                   517          444          544        1,245          916           831
                                               -------------------------------------------------------------------------
Total fixed charges, as defined                 25,740       25,668       21,636       19,517       18,718        17,135

Preferred dividends, as defined (a)              3,582        3,214        2,952        2,071        1,964         1,549
                                               -------------------------------------------------------------------------
Combined fixed charges and preferred
  dividends, as defined                        $29,322      $28,882      $24,588      $21,588      $20,682       $18,684
                                               =========================================================================
Earnings as defined:

  Net Income                                   $74,699      $26,424      $47,709      $13,211      $34,386       $26,776
  Add:
    Provision for income taxes:
      Federal and State                          8,885       16,575       27,479       22,606       22,465        28,490
    Deferred Federal and State - net            36,947         (340)       5,203      (15,674)      (1,364)      (11,587)
    Investment tax credit adjustment - net        (591)        (170)        (744)      (2,332)        (634)         (687)
    Fixed charges as above                      25,740       25,668       21,636       19,517       18,718        17,135
                                              --------------------------------------------------------------------------
Total earnings, as defined                    $145,680      $68,157     $101,283      $37,328      $73,571       $60,127
                                              ==========================================================================
Ratio of earnings to fixed charges, as defined    5.66         2.66         4.68         1.91         3.93          3.51
                                              ==========================================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                  4.97         2.36         4.12         1.73         3.56          3.22
                                              ==========================================================================

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.

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